Exhibit 1

[Letterhead of Vector Capital]

May 21, 2016

Sam Inman

CEO and Chairman of the Board

Covisint Corporation

26533 Evergreen Rd., Suite 500

Southfield, MI 48076

Dear Mr. Inman,

Vector Capital is a leading technology private equity firm with over $2.5 billion of assets under management. We are also Covisint’s second largest shareholder with over 8.5% of the total shares outstanding.

We have noted the recommendations put forth by Roumell Asset Management in its letter dated May 18, 2016, advising that the Board appoint two new independent directors, establish a special committee to review strategic alternatives for the company, and engage a nationally recognized investment banking firm to assist with this review. We agree with Roumell that the time to sell the company is now.

We have followed the Covisint story since its 2013 IPO and engaged extensively with management over much of that time period regarding the company’s operations and prospects. While we are enthusiastic about Covisint’s leading position within the automotive industry and the strength of its core technology, we believe that the potential of these assets can only be realized as a private company with ample growth capital available and the ability to aggressively adapt to the market realities facing you today. We are concerned that poor recent performance, coupled with a history of losses, portend a continuing erosion of shareholder value should the Board endorse a standalone plan for the coming fiscal year.

We are convinced that Vector Capital is in an ideal position to take the company private and provide the growth capital and expertise required to realize the company’s potential, and we are prepared to propose an appropriate market premium to our fellow stockholders in connection with such a transaction. We will work constructively with you, and on an expedited basis, to explore such a Vector take private transaction. We would not require exclusivity for such an investigation, and in order to enable the Board to satisfy its fiduciary obligations, we would agree to a customary post-signing “go shop” period to allow the Company to validate that the market premium received from Vector is the highest attainable.

We eagerly anticipate hearing your response and engaging further with the Company. Please do not hesitate to contact Rob Amen at ramen@vectorcapital.com or at 415-293-5000 with any questions regarding this letter.

Thank you,

/s/ Rob Amen
Rob Amen
Managing Director
Vector Capital